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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INTEVAC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461148-AA6

(CUSIP Number)

Ann Becher Smead
Foster City LLC
395 Mill Creek Circle
Vail, Colorado 81657
(970) 479-9433

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461148-AA6

1.	Name of Reporting Person: Foster City LLC		I.R.S. Identification Nos. of above persons (entities only): 94-3258541

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,344,031

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 2,344,031

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,344,031

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.8%

14.	Type of Reporting Person (See Instructions): IV

CUSIP No. 461148-AA6

1.	Name of Reporting Person: Redemco, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 94-3372020

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,255,969

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 3,255,969

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,255,969

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.2%

14.	Type of Reporting Person (See Instructions): IV

CUSIP No. 461148-AA6

1.	Name of Reporting Person: Mill Creek Systems, LLC		I.R.S. Identification Nos. of above persons (entities only): 84-1526882

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Colorado

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,255,969

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 3,255,969

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,255,969

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.2%

14.	Type of Reporting Person (See Instructions): IV

CUSIP No. 461148-AA6

1.	Name of Reporting Person: Ann Becher Smead		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,303,652*

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 3,303,652*

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,303,652*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.5%

14.	Type of Reporting Person (See Instructions): IN

*	Includes 32,500 shares issuable upon exercise by Ann Becher Smead, as the Personal Representative of the Estate of H. Joseph Smead, of stock options to purchase shares of Common Stock within 60 days.

CUSIP No. 461148-AA6

1.	Name of Reporting Person: H. Joseph Smead		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0*

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 0*

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IV

*	H. Joseph Smead died in December 2003. Ann Becher Smead, his spouse, was appointed the Personal Representative of the Estate of H. Joseph Smead.

CUSIP No. 461148-AA6

1.	Name of Reporting Person: Edward Durbin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 110,214**

		8.	Shared Voting Power: 8,000

		9.	Sole Dispositive Power: 110,214**

		10.	Shared Dispositive Power: 8,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 118,214***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.9%

14.	Type of Reporting Person (See Instructions): IN

**	Includes 2,500 shares issuable upon exercise by Edward Durbin of stock options to purchase shares of Common Stock within 60 days.
***	Includes 2,500 shares issuable upon exercise by Edward Durbin of stock options to purchase shares of Common Stock within 60 days and 8,000 shares owned of record by the spouse of Edward Durbin.

     This Amendment No. 3 to the statement of beneficial ownership on Schedule 13D is hereby filed by Foster City LLC on behalf of all the persons listed above (the “Filing Persons”) pursuant to Rule 13d-1(a) and Rule 13d-1(k) to amend and restate that statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on December 10, 1999, and amended on March 21, 2000 and June 18, 2003. Foster City LLC is a California limited liability company. Ann Becher Smead is the Personal Representative of the Estate of H. Joseph Smead, a Manager of Foster City LLC and the sole Manager of Mill Creek Systems, LLC, a Colorado limited liability company. Mill Creek Systems, LLC is a Managing Member of Redemco, L.L.C., a Delaware limited liability company. Edward Durbin is a Manager of Foster City LLC.

     This Amendment No. 3 is being filed to report the addition of Mill Creek Systems, LLC and Ann Becher Smead as Filing Persons and a reallocation among the Filing Persons of the percentage of the outstanding Common Stock which may be deemed to be beneficially owned by the Filing Persons, resulting from a change in a management of Foster City LLC and Redemco, L.L.C. due to the death of H. Joseph Smead, a former Manager of Foster City LLC and the former Managing Member of Redemco, L.L.C. As a result of the death of H. Joseph Smead and the corresponding change in management of Foster City LLC and Redemco, L.L.C., neither H. Joseph Smead nor Edward Durbin are currently beneficial owners of more than five percent of the Common Stock of Intevac, Inc., a California corporation.

Item 1. Security and Issuer

This amended statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of Intevac, Inc., a California corporation (“Intevac” or “Issuer”). The principal executive offices of Intevac are located at 3550 Bassett Street, Santa Clara, California 95954.

Item 2. Identity and Background

(a)	This Statement is filed on behalf of Foster City LLC, a California limited liability company, Redemco, L.L.C., a Delaware limited liability company, Mill Creek Systems, LLC, a Colorado limited liability company, H. Joseph Smead, Edward Durbin and Ann Becher Smead.

(b)-(c)	Foster City LLC is a holding company for various investments. Ann Becher Smead and Edward Durbin are two of the three Managers of Foster City LLC. The address of Foster City LLC’s principal business is 395 Mill Creek Circle, Vail, Colorado 81657. The address of Foster City LLC’s executive offices is the same as the address of its principal business.

Redemco, L.L.C. is a holding company for various investments. Mill Creek Systems, LLC is one of two Managing Members of Redemco, L.L.C. The address of Redemco, L.L.C.’s principal business is 395 Mill Creek Circle, Vail, Colorado 81657. The address of Redemco, L.L.C.’s executive offices is the same as the address of its principal business.

Mill Creek Systems, LLC is a holding company for various investments. Ann Becher Smead is the sole Manager of Mill Creek Systems, LLC. The address of Mill Creek System LLC’s principal business is 395 Mill Creek Circle, Vail, Colorado 81657. The address of Mill Creek Systems, LLC’s executive offices is the same as the address of its principal business.

H. Joseph Smead died in December 2003. Prior to his death, H. Joseph Smead was a Manager of Foster City LLC and the Managing Member of Redemco, L.L.C. Ann Becher Smead, his spouse, is the Personal Representative of the Estate of H. Joseph Smead. The business address for Ann Becher Smead, as the Personal Representative of the Estate of H. Joseph Smead, is 395 Mill Creek Circle, Vail, Colorado 81657.

Set forth on Schedule I is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of or other persons exercising control over Foster City LLC, Redemco, L.L.C. and Mill Creek Systems, LLC as of the date hereof.

(d)-(e)	During the last five years, the Filing Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ann Becher Smead and Edward Durbin are each citizens of the United States of America. H. Joseph Smead was a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 3 to Schedule 13D relates to the addition of Mill Creek Systems, LLC and Ann Becher Smead as Filing Persons as a result of a reallocation among the Filing Persons of the percentage of the outstanding Common Stock which may be deemed to be beneficially owned by the Filing Persons due to a change in management of Foster City LLC and Redemco, L.L.C. and the death of H. Joseph Smead. H. Joseph Smead, a former Manager of Foster City LLC and the former Managing Member of Redemco, L.L.C., died in December 2003. Ann Becher Smead was appointed the Personal Representative of the Estate of H. Joseph Smead. On January 14, 2004, Ann Becher Smead and John D. Smead were appointed as Managers of Foster City LLC. Edward Durbin is also a manager of Foster City LLC. On that same date, Mill Creek Systems, LLC and John D. Smead were appointed as Managing Members of Redemco, L.L.C. No funds or other consideration was paid for the described change in management of Foster City LLC or Redemco, L.L.C. or the reallocation of beneficial ownership.

The initial source and consideration used to acquire the 5,600,000 shares of Common Stock of Intevac currently held by Foster City LLC and Redemco, L.L.C. was pursuant to a Promissory Note dated December 1, 1999 issued by Foster City LLC to Kaiser Aerospace & Electronics Corporation, as previously reported and filed with the initial Schedule 13D. Initially, Foster City LLC directly owned all 5,600,000 shares.

On June 18, 2003, Foster City LLC sold 3,255,969 shares of Common Stock of Intevac to Redemco, L.L.C. pursuant to that certain Stock Purchase Agreement, dated June 16, 2003, between Redemco, L.L.C. and Foster City LLC (the “Stock Purchase Agreement”), at a purchase price of $13,316,913.21, or $4.09 per share of Common Stock representing the average (rounded to the nearest whole cent per share) of the high and low sales prices of the Common Stock as quoted on the National Association of Securities Dealers National Market System for the 15 trading days ending on the day immediately preceding the date of the Stock Purchase Agreement, minus a discount equal to 20% of the average price of a share of Common Stock (the “Purchase Price”). Consideration for the purchase price consisted of (a) Redemco, L.L.C.’s cancellation of Foster City LLC’s obligation to repay the outstanding principal amount and accrued but unpaid interest owing under that certain Promissory Note of Foster City LLC payable to Redemco, L.L.C. in the original principal amount of $17,000,000.00 and dated November 29, 2000, and (b) cash in an amount equal to $446,554.80.

Item 4. Purpose of Transaction

In December 2003, H. Joseph Smead, who at that time was a Manager of Foster City LLC, the Managing Member of Redemco, L.L.C. and beneficial owner of more than five percent of the Common Stock of Intevac, died requiring a reallocation of the beneficial ownership of the shares of Common Stock owned of record by Foster City LLC and Redemco, L.L.C. On January 14, 2004, Ann Becher Smead and John D. Smead were appointed as Managers of Foster City LLC. Edward Durbin is also a Manager of Foster City LLC. On that same date, Mill Creek Systems, LLC and John D. Smead were appointed as Managing Members of Redemco, L.L.C. Ann Becher Smead was also appointed the Personal Representative of the Estate of H. Joseph Smead.

Foster City LLC currently proposes to sell up to 2,344,031, or all of its, shares of Common Stock pursuant to Intevac’s registration statement filed on Form S-3 on December 19, 2003 and as amended on January 7, 2004 and January 15, 2004 which currently covers the registration of 2,100,000 of Foster City LLC’s shares of Common Stock, of which 600,000 are subject to an over-allotment option to the underwriters.

The 5,600,000 shares of Common Stock initially acquired by Foster City LLC, including those sold to Redemco, L.L.C., were acquired and sold for investment purposes in the ordinary course of business of Foster City LLC, and were not acquired or sold for the purpose of and do not have the effect of changing or influencing the control of Intevac nor in connection with or as a participant in any transaction having such purpose or effect.

The 3,255,969 shares of Common Stock acquired by Redemco, L.L.C. from Foster City LLC were acquired for investment purposes in the ordinary course of business of Redemco, L.L.C., and were not acquired or sold for the purpose of and do not have the effect of changing or influencing the control of the Intevac nor in connection with or as a participant in any transaction having such purpose or effect.

The 165,897 shares of Common Stock owned directly by the Estate of H. Joseph Smead and Edward Durbin were acquired for investment purposes in the ordinary course of business, and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Intevac nor in connection with or as a participant in any transaction having such purpose or effect.

Other than as reported herein, Filing Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) — (j) of Schedule 13D (although Filing Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Foster City LLC owned of record 2,344,031 shares of Common Stock, representing 13.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,953,464 shares outstanding on December 31, 2003, as set forth in Amendment No. 2 to Intevac’s Registration Statement on Form S-3 filed January 15, 2004).

As of the date hereof, Redemco, L.L.C. owned of record 3,255,969 shares of Common Stock, representing 19.2% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,953,464 shares outstanding on December 31, 2003, as set forth in Amendment No. 2 to Intevac’s Registration Statement on Form S-3 filed January 15, 2004).

H. Joseph Smead died in December 2003 and is no longer a beneficial owner of any shares of Common Stock of Intevac.

As of the date hereof, Mill Creek Systems, LLC may be deemed to indirectly own 3,255,969 shares of Common Stock, representing 19.2% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,953,464 shares outstanding on December 31, 2003, as set forth in Amendment No. 2 to Intevac’s Registration Statement on Form S-3 filed January 15, 2004), by virtue of its status as a Managing Member of Redemco, L.L.C.

As of the date hereof, Ann Becher Smead may be deemed to indirectly own 3,303,652 shares of Common Stock, representing 19.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,953,464 shares outstanding on December 31, 2003, as set forth in Amendment No. 2 to Intevac’s Registration Statement on Form S-3 filed January 15, 2004), by virtue of her status as (i) the sole Manager of Mill Creek Systems, LLC, a Managing Member of Redemco, L.L.C., (ii) owner of, together with the Estate of H. Joseph Smead, a 100% interest in Mill Creek Systems, LLC and (iii) the Personal Representative of the Estate of H. Joseph Smead. The number of shares of Common Stock as to which Ann Becher Smead may be deemed a beneficial owner consists of (1) options to purchase 32,500 shares of Common Stock exercisable by Ann Becher Smead as the Personal Representative of the Estate of H. Joseph Smead within 60 days of the date hereof, (2) 3,255,969 shares owned of record by Redemco, L.L.C., and (3) 15,183 shares owned of record by the Estate of H. Joseph Smead. Ann Becher Smead is also one of three Managers of Foster City LLC. Ann Becher Smead does not have sole or shared power to vote of dispose of any shares of Common Stock held of record by Foster City LLC.

As of the date hereof, Edward Durbin may be deemed to beneficially own 118,214 shares of Common Stock, representing beneficial ownership of 0.9% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,953,464 shares outstanding on December 31, 2003, as set forth in Amendment No. 2 to Intevac’s Registration Statement on Form S-3 filed January 15, 2004). Such number consists of (1) options to purchase 2,500 shares of Common Stock exercisable by Edward Durbin within 60 days of the date hereof, (2) 107,714 shares owned of record by Edward Durbin and (3) 8,000 shares owned of record by the spouse of Edward Durbin. Edward Durbin is also one of three Managers of Foster City LLC. Edward Durbin does not have sole or shared power to vote of dispose of any shares of Common Stock held by Foster City LLC.

(b)	Foster City LLC has sole power to vote and to dispose of 2,344,031 shares of Common Stock.

Redemco, L.L.C. has sole power to vote and to dispose of 3,255,969 shares of Common Stock.

Mill Creek Systems, LLC has sole power to vote and to dispose of 3,255,969 shares of Common Stock.

Ann Becher Smead has sole power to vote and to dispose of 3,303,652 shares of Common Stock.

Edward Durbin has sole power to vote and to dispose of 110,214 shares of Common Stock and shared power to vote and dispose of 8,000 shares of Common Stock.

(c)	Except as set forth in this Amendment No. 3 to Schedule 13D, none of the Filing Persons has effected any transactions in the Common Stock during the past 60 days;

(d)	The Filing Persons know of no person, other than the Filing Persons, who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by Filing Persons as reported herein.

(e)	On January 14, 2004, H. Joseph Smead ceased to be the beneficial owner of more than five percent of the Common Stock of Intevac.

On January 14, 2004, Edward Durbin ceased to be the beneficial owner of more than five percent of the Common Stock of Intevac.

Neither this present filing nor any future amendment thereof by the Filing Persons shall be construed as an admission that any Filing Person constitutes a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934. Each Filing Person disclaims beneficial ownership of any shares of Common Stock included in this Schedule 13D that are shown as owned by any other Filing Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise reported herein and as set forth in the exhibits thereto, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Intevac, including but not limited to transferor voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

A*	Promissory Note, dated December 1, 1999, between Kaiser Aerospace & Electronics Corporation and Foster City LLC.

B*	Stock Purchase Agreement, dated December 1, 1999, between Kaiser Aerospace & Electronics Corporation and Foster City LLC.

C*	Stock Purchase Agreement, dated June 16, 2003, between Redemco, L.L.C. and Foster City LLC.

D*	Joint Filing Agreement, dated June 18, 2003 by and among Foster City LLC, Redemco, L.L.C., H. Joseph Smead and Edward Durbin.

E	Joint Filing Agreement dated January 26, 2004 by and between Foster City LLC, Redemco, L.L.C., the Estate of H. Joseph Smead, Mill Creek Systems, LLC, Ann Becher Smead and Edward Durbin.

*	Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2004	Foster City LLC

	By:	/s/ Ann Becher Smead Ann Becher Smead Manager and Vice President

Dated: January 26, 2004	Redemco, L.L.C.
	By:	Mill Creek Systems, LLC, Managing Member

/s/ Ann Becher Smead
	By:	Ann Becher Smead Manager

Dated: January 26, 2004	Mill Creek Systems, LLC

	By:	s/ Ann Becher Smead Ann Becher Smead Manager

Dated: January 26, 2004	Estate of H. Joseph Smead

	By:	/s/ Ann Becher Smead Ann Becher Smead Personal Representative of the Estate H. Joseph Smead

Dated: January 26, 2004	/s/ Ann Becher Smead Ann Becher Smead

Dated: January 26, 2004	/s/ Edward Durbin Edward Durbin

SCHEDULE I

Directors, Executive Officers and Controlling Persons of Foster City LLC:

Name	Occupation or Employment

Ann Becher Smead	Manager and Vice President of Foster City LLC

Edward Durbin	Manager and Chief Operations Officer of Foster City LLC

John D. Smead	Manager and President of Foster City LLC

John E. Chapin	Secretary of Foster City LLC

Troy Metcalf	Chief Financial Officer of Foster City LLC and Chief Financial Officer of Kaiser Compositek, Inc. the principal address of which is 1095 Columbia Street, Brea, California 92821.

Kaiser Compositek, Inc. designs, fabricates, manufactures, markets and sells products utilizing composite materials.

Directors, Executive Officers and Controlling Persons of Redemco, L.L.C.:

Name	Occupation or Employment

Mill Creek Systems, LLC	Managing Member

Ann Becher Smead	Director and Vice President of Redemco, L.L.C.

George Farinsky	Director of Redemco, L.L.C.

John D. Smead	Managing Member, Director and President of Redemco, L.L.C.

Melvin J. Fischer	Vice President of Redemco, L.L.C.

John E. Chapin	Secretary and Treasurer of Redemco, L.L.C.

Troy Metcalf	Chief Financial Officer of Redemco, L.L.C. and Chief Financial Officer of Kaiser Compositek, Inc. the principal address of which is 1095 Columbia Street, Brea, California 92821.

Kaiser Compositek, Inc. designs, fabricates, manufactures, markets and sells products utilizing composite materials.

Directors, Executive Officers and Controlling Persons of Mill Creek Systems, LLC:

Name	Occupation or Employment

Ann Becher Smead	Manager

Exhibit E

JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the Statement on Schedule 13D filed on or about this date with respect to beneficial ownership by the undersigned of the shares of the common stock of Intevac, Inc., a California corporation, is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, and any further amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. In addition, each party to this agreement expressly authorizes each other party to this agreement to file on its behalf any and all amendments to the Statement on Schedule 13D.

     The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any further amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this Agreement shall be included as an Exhibit to such joint filing.

     In evidence thereof the undersigned, being duly authorized, hereby execute this agreement in counterpart as of this 26th day of January, 2004.

FOSTER CITY LLC		REDEMCO, L.L.C.

By:	/s/ Ann Becher Smead	By:	Mill Creek Systems, LLC, Managing Member

	Ann Becher Smead Manager		By:	/s/ Ann Becher Smead Ann Becher Smead Manager

ESTATE OF H. JOSEPH SMEAD		MILL CREEK SYSTEMS, LLC

By:	/s/ Ann Becher Smead Ann Becher Smead Personal Representative of the Estate of H. Joseph Smead	By:	/s/ Ann Becher Smead Ann Becher Smead Manager

By:	/s/ Edward Durbin Edward Durbin	By:	/s/ Ann Becher Smead Ann Becher Smead